SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

AV Homes, Inc.
(Name of Issuer)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

00234P102
(CUSIP Number)

November 15, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00234P102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Leon Levy Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,158,664 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,158,664 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,158,664 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.27% (2)
12.	TYPE OF REPORTING PERSON* OO
__________________
(1) Shelby White and Elizabeth Moynihan are both trustees of The Leon Levy Foundation and, accordingly, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the shares beneficially owned by The Leon Levy Foundation.  Each of Shelby White and Elizabeth Moynihan disclaims beneficial ownership of any and all such securities in excess of her actual pecuniary interest.

(2)  Based on 22,001,939 shares of common stock, $1.00 par value, issued and outstanding as of November 6, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2013.

CUSIP No. 00234P102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Shelby White
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 43,782
	6.	SHARED VOTING POWER 1,158,664 (3)
	7.	SOLE DISPOSITIVE POWER 43,782
	8.	SHARED DISPOSITIVE POWER 1,158,664 (3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,202,446 (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.47% (4)
12.	TYPE OF REPORTING PERSON* IN
__________________
(3) Shelby White and Elizabeth Moynihan are both trustees of The Leon Levy Foundation and, accordingly, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the shares beneficially owned by The Leon Levy Foundation.  Each of Shelby White and Elizabeth Moynihan disclaims beneficial ownership of any and all such securities in excess of her actual pecuniary interest.

(4)  Based on 22,001,939 shares of common stock, $1.00 par value, issued and outstanding as of November 6, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2013.

CUSIP No. 00234P102

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth Moynihan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,158,664 (5)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,158,664 (5)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,158,664 (5)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.27% (6)
12.	TYPE OF REPORTING PERSON* IN
__________________
(5) Shelby White and Elizabeth Moynihan are both trustees of The Leon Levy Foundation and, accordingly, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the shares beneficially owned by The Leon Levy Foundation.  Each of Shelby White and Elizabeth Moynihan disclaims beneficial ownership of any and all such securities in excess of her actual pecuniary interest.

(6)  Based on 22,001,939 shares of common stock, $1.00 par value, issued and outstanding as of November 6, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2013.

Item 1(a).	Name of Issuer:

AV Homes, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

8601 N. Scottsdale Rd., Suite 225 Scottsdale, Arizona 85253

Item 2(a).	Name of Person Filing:

The Leon Levy Foundation, Shelby White and Elizabeth Moynihan.  Shelby White and Elizabeth Moynihan are both trustees of The Leon Levy Foundation and, accordingly, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, may be deemed to beneficially own the shares beneficially owned by The Leon Levy Foundation.  Each of Shelby White and Elizabeth Moynihan disclaims beneficial ownership of any and all such securities in excess of her actual pecuniary interest.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

One Rockefeller Plaza 20th Floor New York, New York 10020

Item 2(c).	Citizenship:

The Leon Levy Foundation is a New York trust. Each of Shelby White and Elizabeth Moynihan is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common stock, par value $1.00 per share

Item 2(e).	CUSIP Number:

00234P102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) ☐ Investment company as defined under Section 8 of the Investment Company Act.
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(a)
Beneficial Ownership:
The Leon Levy Foundation owns 1,158,664 shares of the Issuer's common stock.  Shelby White, in her individual capacity, owns 43,782 shares of the Issuer’s common stock.  Shelby White and Elizabeth Moynihan are both trustees of The Leon Levy Foundation and, accordingly, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, may be deemed to beneficially own the shares beneficially owned by The Leon Levy Foundation.  Each of Shelby White and Elizabeth Moynihan disclaims beneficial ownership of any and all such securities in excess of her actual pecuniary interest.

(b)	Percent of class: The Leon Levy Foundation – 5.27% Shelby White – 5.47% Elizabeth Moynihan – 5.27%

(c)
The Leon Levy Foundation:
(i) Sole power to vote or to direct the vote – 0
(ii) Shared power to vote or to direct the vote – 1,158,664
(iii) Sole power to dispose or to direct the disposition of – 0
(iv) Shared power to dispose or to direct the disposition of – 1,158,664

Shelby White:
(i) Sole power to vote or to direct the vote – 43,782
(ii) Shared power to vote or to direct the vote – 1,158,664
(iii) Sole power to dispose or to direct the disposition of – 43,782
(iv) Shared power to dispose or to direct the disposition of – 1,158,664

Elizabeth Moynihan:
(i) Sole power to vote or to direct the vote – 0
(ii) Shared power to vote or to direct the vote – 1,158,664
(iii) Sole power to dispose or to direct the disposition of – 0
(iv) Shared power to dispose or to direct the disposition of – 1,158,664

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2013
THE LEON LEVY FOUNDATION

	By:	/s/ Shelby White
Name: Shelby White
Title: Trustee

	By:	/s/ Lisa M. Ferraro
Name: Lisa M. Ferraro
Title: President

/s/ Shelby White

/s/ Elizabeth Moynihan

Exhibit A to Schedule 13G
Joint Filing Agreement
Pursuant to Rule 13d-1(k)

          The undersigned persons (the "Reporting Persons") hereby agree that a joint statement on this Schedule 13G, and any amendments thereto, be filed on their behalf by The Leon Levy Foundation.

          Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Dated: November 25, 2013
THE LEON LEVY FOUNDATION

	By:	/s/ Shelby White
Name: Shelby White
Title: Trustee

	By:	/s/ Lisa M. Ferraro
Name: Lisa M. Ferraro
Title: President

/s/ Shelby White

/s/ Elizabeth Moynihan